Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 17, 2014

Relating to Preliminary Prospectus dated June 9, 2014

Registration Statement No. 333-195769

VIPER ENERGY PARTNERS LP

PRICING TERM SHEET

This free writing prospectus relates to the common units representing limited partner interests of Viper Energy Partners LP described in its Registration Statement on Form S-1 (File No. 333-195769) and should be read together with the Preliminary Prospectus (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement, as filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2014 (as so amended, the “Registration Statement”). References to “we”, “our” and “us” are used in the manner described in the Preliminary Prospectus.

Terms of the Initial Public Offering

Common units offered by us	5,000,000

Option to purchase additional common units from us	750,000

Initial public offering price	$26.00 per common unit

Trade date	June 18, 2014

Expected closing date	June 23, 2014

Net proceeds to us

We intend to use the estimated net proceeds of approximately $119.4 million from the offering after deducting the underwriting discount and structuring fee and offering expenses payable by us, to make a distribution to Diamondback Energy, Inc. (“Diamondback”). Affiliates of certain of the underwriters are lenders under Diamondback’s revolving credit facility. Diamondback may, but is not required to, apply the distribution that it receives from us to repay amounts outstanding under its revolving credit facility. Accordingly, affiliates of certain of the underwriters may indirectly receive a portion of the proceeds from this offering in the form of repayment of debt by Diamondback.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units of approximately $18.1 million after deducting the estimated underwriting discount and structuring fee, if exercised in full by the underwriters, will be used to make a distribution to Diamondback.

Purchase by related party	Funds managed by Wexford Capital LP (“Wexford”) purchased 500,000 common units at the initial public offering price. The common units acquired by Wexford will not be subject to a lock-up agreement or other restrictions on transfer except as provided by applicable securities laws.

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, VIPER ENERGY PARTNERS LP, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING: BARCLAYS AT (888) 603-5847; CREDIT SUISSE AT (800) 221-1037; OR WELLS FARGO SECURITIES AT (800) 326-5897.